UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

NYSE Listing and Trading

On October 31, 2022, Perfect Corp. (the “Company”) issued a press release announcing the commencement of listing and trading of the Company’s Class A ordinary shares and warrants on the New York Stock Exchange (the “NYSE”) under the symbols “PERF” and “PERF WS”, respectively.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated October 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: October 31, 2022

/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer